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                             March 18, 2024

       Weixuan Zhang
       Chief Executive Officer
       Dynamic Shares Trust
       401 W Superior St, Suite 300
       Chicago, IL 60654

                                                        Re: Dynamic Shares
Trust
                                                            Registration
Statement on Form S-1
                                                            Filed March 5, 2024
                                                            File No. 333-277681

       Dear Weixuan Zhang:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed March 5, 2024

       Incorporation of Information by Reference, page 75

   1. We note that you incorporate information by reference into your registration statement.
                                                        However, it appears
that you are ineligible to do so because you have not yet filed an annual report required
under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed
fiscal year. See General Instruction VII.C to Form S-1. Please amend your registration
statement to include all of the disclosure required by Form S-1 or, in the alternative,
file your Form 10-K for the fiscal year ended December 31, 2023, and update this section
accordingly. For guidance, refer to Regulation S-K C&DI 117.05.
   2. You have incorporated by reference certain reports filed pursuant to Section 13 and
                                                        Section 15(d) of the
Exchange Act but it appears that you have not made all such reports readily available and
accessible on your website. Please explain why you believe that you are eligible to
incorporate by reference pursuant to General Instruction VII.F to Form S-1.
                                                        For guidance, refer to
Securities Act Forms C&DI 113.04.
 Weixuan Zhang
Dynamic Shares Trust
March 18, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Austin Stanton at 202-551-2197 or David Gessert at 202-551-2326 with any other questions.



FirstName LastNameWeixuan Zhang                            Sincerely,
Comapany NameDynamic Shares Trust
                                                           Division of
Corporation Finance
March 18, 2024 Page 2                                      Office of Crypto
Assets
FirstName LastName